AMENDMENT NO. 1 TO THE
BLUCORA, INC.

2016 EQUITY INDUCEMENT PLAN

This Amendment No. 1 (this “Amendment”) to the Blucora, Inc., 2016 Equity Inducement Plan (the “Plan”) is effective as of August 24, 2016, by action of the Board of Directors of Blucora, Inc., a Delaware corporation (the “Company”).

Section 4.1 of the Plan shall be amended in its entirety to read as follows:

“4.1 Authorized Number of Shares

Subject to adjustment from time to time as provided in Section 15.1, the number of shares of Common Stock available for issuance under the Plan shall be 2,400,000 shares.

Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.”